

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

<u>Via E-mail</u>
Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

     Re: **Ambow Education Holding Ltd.**
           Form 20-F for fiscal year ended December 31, 2011
           Filed May 29, 2012
           File No. 001-34824

Dear Dr. Huang:

We issued comments to you on the above captioned filing on December 21, 2012, February 15, 2013, April 4, 2013 and May 17, 2013. In response to our comments, you submitted response letters dated January 31, 2013, March 18, 2013, May 2, 2013 and May 31, 2013 which included proposed disclosure to be included in an amendment to your Form 20-F for fiscal year ended December 31, 2011. On July 2, 2013, we issued a follow-up letter informing you that the amendment to your Form 20-F for fiscal year ended December 31, 2011 had yet to be filed and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                  Sincerely,

                  /s/ Celeste M. Murphy for

                  Larry Spirgel
                  Assistant Director

cc: <u>Via E-mail</u>
        Steve Lin, Esq.